Adam Stein	Direct:	212-381-8748
	e-mail:	astein@ctswlaw.com

                                April 23, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attention:  Mr. Ryan Rohn, Staff Accountant

Re:	Smart Online, Inc. Item 4.02, Form 8-K Filed April 15, 2010 File No. 001-32634

Dear Mr. Rohn:

This firm is counsel to Smart Online, Inc. (the “Company”).  The Company is in receipt of your April 21, 2010 comment letter with respect to the above captioned matter.

The Company notes the Commission’s request that the Company respond to the Staff’s comments within five business days. Please note that, in light of the Company’s April 15 filing of its Annual Report on Form 10-K, coupled with the related Form 8-K referenced above, which delayed the preparation of its Form 10-Q for the quarter ended March 31, 2010, and the time and effort that will be required to meet the upcoming Form 10-Q filing deadline, the Company intends to respond in writing to each of the Commission’s comments by Friday, May 21, 2010.

Please feel free to contact me in the interim with any questions.

Very truly yours,

Cohen Tauber Spievack
& Wagner P.C.

By: /s/Adam Stein
Adam Stein

cc:           Smart Online, Inc.
AS/cb